MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS
Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	0807-1 / W0002129

June 26, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street North East, Mailstop 7010
Washington, DC 20549

Attention: Donna Levy, Attorney

Dear Sir/Mesdames:

Re:	Eden Energy Corp. (the “Company”)
Post Effective Amendment No. 6 to Form S-1
Filed June 5, 2008
Your File No. 333-128649

          Thank you for your telephone call of June 25, 2008 with your comments on the Company's Post Effective Amendment No. 6 to Form S-1, filed June 5, 2008. Pursuant to our discussion, the Registration Fee table has been updated and an explanatory note added in regards to such.

          We enclose a clean copy of the Post-Effective Amendment No. 7 to Form S-1 for your review.

          We look forward to the receipt of any further comments which you may have in regard to the Post-Effective Amendment No. 7 to Form S-1 shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. Macdonald Law Corporation

Per: /s/ William L. Macdonald

William L. Macdonald

{WLMLAW W0004388.DOC}Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

Encl.
/lk

cc: Eden Energy Corp.